Mail Stop 4561

December 31, 2007

Mr. Fredrick L. Sliva, President
Laurence Associates Consulting, Inc.
130 College Street
Suite 200A
South Hadley, MA 01075

> **Re:**    **Laurence Associates Consulting, Inc.**
> **Registration Statement on Form SB-2/A**
> **Filed December 20, 2007**
> **File No. 333-147261**

Dear Mr. Sliva:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.    We note your response to comment 1 of our letter dated December 5, 2007.  We again attempted to access this website, and the page cannot be found.  Please advise.

2.    We note your response to comment 3 of our letter dated December 5, 2007.  Please add information to the executive compensation section discussing how compensation for 2006-2007 was determined and how compensation for 2007-2008 will be determined.  For example, please disclose whether Mr. Sliva

receives a fixed salary, or whether he receives a percentage of the amount received by the company for each placement it successfully completes. If Mr. Sliva receives a percentage amount, please disclose whether this amount is fixed or if it varies depending on the amount of sales per year.

Risk Factors, page 3

We currently complete a limited number of engagements in a year. Our revenues and operating results fluctuate significantly from quarter to quarter, which may cause our stock price to decline. page 4

3. In this risk factor, please disclose your sales revenue for the three months ended September 30, 2007.

Management's Discussion and Analysis or Plan of Operation, page 14

Referral fees, page 15

4. We note your response to comment 10 of our letter dated December 5, 2007. We reiterate this comment. Please explain why finders' fees and referral fees were paid.

Professional fees in connection with start-up, page 15

5. We note your response to comment 11 of our letter dated December 5, 2007. We reiterate this comment. Please discuss what these costs entailed and why these amounts were paid.

Nature of engagements, page 19

6. We note your response to comment 15 of our letter dated December 5, 2007. Please disclose where this revision was made. If this revision was not made, please revise your registration statement to respond to our original comment.

Employees, page 20

7. We note your response to comment 17 of our letter dated December 5, 2007. Under this section, please clarify that it is your other director that serves as your corporate secretary, as Mr. Sliva is also a director. Please indicate whether Mr. Lawson receives compensation for services performed for you.

Amendment No. 1 to Form SB-2

Financial Statements

Note 2 – Summary of Significant Accounting Policies

e. Revenue Recognition, page F-7

8.      We note your response to prior comment 27 and your policy of recognizing revenue.  Please help us to better understand how your revenue recognition policy is consistent with the guidance in SAB 104.  Specifically, please tell us how the earnings process can be considered complete at the date that a candidate commences employment when there is an unfulfilled contractual obligation to perform services if such candidate leaves employment within six months.  Also, please tell us how it is possible to consider your contractual revenues to be fixed and determinable at the date a candidate commences employment if you are liable to provide a prorated refund throughout a 10-week refund period subsequent to such date.  Finally, please tell us how you determined that you are able to overcome potential impairments to your ability to make a reasonable estimate of refunds and services to be performed at no charge in light of the fact that your company has less than two years of operating history and there is not a large volume of relatively homogenous candidate placements.

                                        *     *     *

        As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        You may contact Howard Efron at 202-551-3439 or Kevin Woody, Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or me at 202-551-3582 with any other questions.

                                        Sincerely,


                                        Michael McTiernan
                                        Special Counsel


cc. Gary B. Wolff, Esq. (by facsimile)